Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of October, 2009

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.
(Translation of Registrant’s Name into English)

Avenida Brigadeiro Luis Antonio, 1343, 9º Andar
São Paulo, SP, Brazil  01317-910
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

ULTRAPAR HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Material Notice dated October 23, 2009

ULTRAPAR PARTICIPAÇÕES S.A.

MATERIAL NOTICE

Ultrapar is assigned investment grade rating by Standard & Poor's

São Paulo, October 23rd, 2009 – ULTRAPAR PARTICIPAÇÕES S.A. (BM&FBOVESPA:UGPA4 / NYSE:UGP) hereby announces that the rating agency Standard & Poor's Ratings Services (Standard & Poor's) assigned Ultrapar its BBB- rating (global scale) and brAAA (Brazil national scale), equivalents to investment grade.

According to Standard & Poor’s, the ratings assigned to Ultrapar reflect its resilient results supported by its strong brands and leading position in LGP distribution and specialty chemicals; strategic diversification into the fuel distribution business with relevant market share; relatively stable cash generation and intermediate financial profile.

This is the second rating equivalent to investment grade Ultrapar receives. The first investment grade rating was assigned by the credit rating agency Moody’s Investors Service in May 2008.

André Covre

Chief Financial and Investor Relations Officer

Ultrapar Participações S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 23, 2009
ULTRAPAR HOLDINGS INC.

By:	/s/ André Covre
	Name:	André Covre
	Title:	Chief Financial and Investor Relations Officer

(Material Notice)